                                                                  CONFORMED COPY



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER


                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of April 2005



                           PETROCHINA COMPANY LIMITED


                          16 ANDELU, DONGCHENG DISTRICT
                 BEIJING, THE PEOPLE'S REPUBLIC OF CHINA, 100011
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F  X   Form 40-F
               ---


     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes      No  X
         ---     ---

     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-       )
                                                 -------

     PetroChina Company Limited (the "Registrant") is furnishing, under the cover of Form 6-K, the Registrant's announcement with respect to the resolutions to be proposed at the Registrant's Annual General Meeting for the year 2004 and other related matters.

--------------------------------------------------------------------------------
        THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION
--------------------------------------------------------------------------------

IF YOU ARE IN ANY DOUBT as to any aspect of this circular, you should consult your stockbroker, bank manager, solicitor, professional accountant or other professional adviser.

IF YOU HAVE SOLD OR TRANSFERRED all your Shares in PetroChina Company Limited, you should at once hand this circular and the accompanying form of proxy to the purchaser or to the bank, stockbroker, licensed securities dealer or other agent through whom the sale was effected for delivery to the purchaser.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.








                            (PETROCHINA COMPANY LOGO)

                              (CHINESE CHARACTERS)

                           PETROCHINA COMPANY LIMITED

               (a joint stock limited company incorporated in the People's Republic of China with limited liability)

                                (STOCK CODE: 857)





               PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION
                       AND GENERAL MANDATE TO ISSUE SHARES



--------------------------------------------------------------------------------

IMPORTANT NOTICE: PLEASE NOTE THAT THE SOLE PURPOSE OF DISTRIBUTING THIS CIRCULAR IS TO PROVIDE THE SHAREHOLDERS OF PETROCHINA COMPANY LIMITED WITH INFORMATION REGARDING THE PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION AND THE GENERAL MANDATE TO ISSUE SHARES, SO THAT THE SHAREHOLDERS OF PETROCHINA COMPANY LIMITED MAY MAKE AN INFORMED DECISION ON VOTING IN RESPECT OF THE RESOLUTIONS TO BE TABLED AT THE ANNUAL GENERAL MEETING. A notice convening the annual general meeting to be held at Kempinski Hotel, No. 50 Liangmaqiao Road, Chaoyang District, Beijing, the People's Republic of China (Post Code 100016) on 26 May 2005 at 9:00 a.m. is set out on pages 10 to 17 of this circular. A form of proxy for use in connection with the annual general meeting is enclosed herewith. Whether or not you are able to attend the annual general meeting, please complete and return the proxy form accompanying this circular in accordance with the instructions printed thereon, as soon as possible and in any event not less than 24 hours before the time appointed for the holding of the AGM. Completion and return of the proxy form will not preclude you from attending and voting in person at the meeting or any adjourned meeting should you so wish.

                                                                    4 April 2005

--------------------------------------------------------------------------------
                               TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                           Page
INTRODUCTION ................................................................3

PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION
 IN COMPLIANCE WITH THE LISTING RULES .......................................4

GENERAL MANDATE TO ISSUE SHARES  ............................................7

ANNUAL GENERAL MEETING ......................................................8

RECOMMENDATION OF THE DIRECTORS .............................................8

PROCEDURES FOR DEMANDING A POLL .............................................9

DIRECTORS OF THE COMPANY  ...................................................9

NOTICE OF ANNUAL GENERAL MEETING ...........................................10

--------------------------------------------------------------------------------
                                   DEFINITIONS
--------------------------------------------------------------------------------

     In this circular, unless the context requires otherwise, the following expressions have the following meanings:

"ADS(s)" the American Depository Share(s) issued by the Bank of New York as the depository bank and listed on the New York Stock Exchange, with each of the ADS representing 100 H Shares

"AGM" the Annual General Meeting of the Company to be held at Kempinski Hotel, No. 50 Liangmaqiao
                                  Road, Chaoyang District, Beijing, the PRC
                                  (Post Code 100016) on 26 May 2005 at 9:00 a.m.

"AGM Notice"                      the notice of the AGM as set out on pages 10
                                  to 17 of this circular

"Articles of Association"         the articles of association of the Company

"Company"                         (CHINESE CHARACTERS)(PetroChina Company
                                  Limited), a joint stock company limited by
                                  shares incorporated in the PRC on 5 November
                                  1999 under the PRC Company Law, the H Shares
                                  of which are listed on the Stock Exchange with
                                  ADSs listed on the New York Stock Exchange

"CNPC"                            (CHINESE CHARACTERS)(China National Petroleum
                                  Corporation), the parent company of the
                                  Company

"CSRC"                            the China Securities Regulatory Commission

"Director(s)"                     the director(s) of the Company

"Domestic Share(s)"               the domestic shares issued by the Company to
                                  domestic investors and denominated in Renminbi

"H Share(s)"                      the overseas-listed foreign share(s) in the
                                  Company's share capital, with a nominal value
                                  of RMB1.00 each, which are listed on the Stock
                                  Exchange and subscribed for in Hong Kong
                                  dollars, and which include the H Share(s) and
                                  the underlying the ADS(s)

"Hong Kong"                       the Hong Kong Special Administrative Region of
                                  the PRC

"Listing Rules"                   the Rules Governing the Listing of Securities
                                  on The Stock Exchange of Hong Kong Limited

"PRC" the People's Republic of China excluding, for the purposes of this circular, Hong Kong, the Macau Special Administrative Region and Taiwan

--------------------------------------------------------------------------------
                                   DEFINITIONS
--------------------------------------------------------------------------------

"Relevant Period"                 means the period as defined in resolution no.
                                  8 of the AGM Notice

"RMB"                             Renminbi yuan, the lawful currency of the PRC

"SASAC"                           the State-owned Assets Supervision
                                  Administration Commission of the State Council

"Shareholder(s)"                  holder(s) of Shares of the Company

"Share(s)"                        shares of the Company, including the
                                  State-owned Share(s) and the H Share(s)

"State-owned Shares(s)"           ordinary share(s) of nominal value of RMB1.00
                                  each in the share capital of the Company and
                                  held by CNPC

"Stock Exchange"                  The Stock Exchange of Hong Kong Limited

--------------------------------------------------------------------------------
                            LETTER FROM THE CHAIRMAN
--------------------------------------------------------------------------------


                            (PETROCHINA COMPANY LOGO)

                              (CHINESE CHARACTERS)

                           PETROCHINA COMPANY LIMITED

 (a joint stock limited company incorporated in the People's Republic of China with limited liability)

                                (STOCK CODE: 857)


BOARD OF DIRECTORS:                                         LEGAL ADDRESS:
Chen Geng (Chairman)                                        World Tower,
Jiang Jiemin                                                16 Andelu
Ren Chuanjun                                                Dongcheng
Su Shulin                                                   District
Zheng Hu                                                    Beijing 100011
Zhou Jiping                                                 PRC
Duan Wende
Gong Huazhang
Wang Fucheng
Zou Haifeng
Chee-Chen Tung*
Liu Hongru*
Franco Bernabe*

* Independent non-executive Directors

To the Shareholders
                                                            4 April 2005


Dear Sir or Madam

               PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION
                       AND GENERAL MANDATE TO ISSUE SHARES


INTRODUCTION


     The purpose of this circular is to provide you with additional information on the above matter and other related matters in order to allow you to make an informed decision on voting in respect of the resolutions to be proposed at the AGM.

--------------------------------------------------------------------------------
                            LETTER FROM THE CHAIRMAN
--------------------------------------------------------------------------------

PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION IN COMPLIANCE WITH THE LISTING RULES

     The Listing Rules have recently been amended, including, amongst others, certain new requirements under Appendix 3 and Appendix 14 to the Listing Rules. It is proposed that the following amendments be made to the Articles of Association to comply with such new requirements under the Listing Rules:

(A) The Articles of Association be amended as follows, as proposed to be approved at the AGM by way of a special resolution:

     1 The following shall be added as the fourth paragraph of Article 35 of the existing Articles of Association as follows:

          "The Company shall make available at its Hong Kong representative office for inspection by the public and the Shareholders free of charge, and for copying by Shareholders at reasonable charges, the following:-

          (1)  a complete duplicate of the register of members;

          (2) a report showing the state of the issued share capital of the Company;

          (3) the latest audited Financial Statements and the Directors', Auditors' and Supervisors' Reports;

          (4)  special resolutions of the Company;

          (5) reports showing the number and nominal value of securities repurchased by the Company since the end of the last financial year, the aggregate amount paid for such securities and the maximum and the minimum prices paid in respect of each class of securities repurchased (with a breakdown between domestic shares and foreign shares);

          (6) a copy of the latest annual examination report filed with the State Administration of Industry and Commerce; and

          (7) for shareholders only, copies of the minutes of shareholders' meetings.";

     2 The words "Securities and Futures (Clearing Houses) Ordinance (Chapter 420 of the Laws of Hong Kong)" in Article 38 and Article 60 of the existing Articles of Association shall be deleted and be replaced with the words "Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)";

     3 The words "Listing Rules of the Stock Exchange" in Article 38(1) of the existing Articles of Association shall be deleted and be replaced with the words "Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules")";

--------------------------------------------------------------------------------
                            LETTER FROM THE CHAIRMAN
--------------------------------------------------------------------------------

     4    The following paragraph shall be inserted as the second paragraph of
          Article 66 of the existing Articles of Association:

          "Where any Shareholder, under the Listing Rules, is required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such Shareholder in contravention of such requirement or restriction shall not be counted."

     5    The first paragraph of Article 67 of the existing Articles of
          Association: "At any Shareholders' general meeting, a resolution shall be decided by a show of hands unless a poll is demanded by the following persons before or after any vote by a show of hands:" and the second paragraph of Article 67 of the existing Articles of
          Association: "Unless a poll is so demanded, the chairman may declare that a resolution has been passed on a show of hands." shall be amended as follows:

          The first paragraph:

          "At any Shareholders' general meeting, a resolution shall be decided on a show of hands unless voting by way of a poll is required under the Listing Rules or the listing rules of any other stock exchanges on which the shares of the Company are listed or demanded by the following persons before or after any vote by a show of hands:"

          The second paragraph:

          "Unless voting by way of a poll is required under the Listing Rules or the listing rules of any other stock exchanges on which the shares of the Company are listed or so demanded, the chairman may declare that a resolution has been passed on a show of hands.";

     6 The second paragraph of Article 89 of the existing Articles of Association which provides: "the written notice in relation to the intention to propose a person for election as a director and of such person's consent to be elected shall be sent to the Company at least 7 days before the date of the general meeting." shall be amended as follows:

          "The period for lodgement of notices in writing to the Company of the intention to propose a person for election as a director and of such person's consent to be elected shall be at least 7 days and which shall commence no earlier than the day after the despatch of the notice of the general meeting convened to consider such election and shall end no later than 7 days prior to the date of such general meetings.";

     7    Article 93 of the existing Articles of Association which provides:
          "Meetings of the board of directors shall be held at least twice every year and shall be convened by the Chairman of the board of directors." shall be amended as follows:

          "Meetings of the board of directors shall be held at least four times every year and shall be convened by the Chairman of the board of directors.";

          Further, the phrase "all of the directors should be notified about the meeting ten (10) days beforehand" shall be deleted;

--------------------------------------------------------------------------------
                            LETTER FROM THE CHAIRMAN
--------------------------------------------------------------------------------

     8    Article 94 of the existing Articles of Association which provides:
          "Notice of meetings and extraordinary meetings of the board of directors shall be delivered in person, by facsimile, by express delivery service or by registered mail. The time limit for the delivery of such notice shall be at least ten (10) days before the meetings." shall be amended as follows:

          "Notice of meetings and extraordinary meetings of the board of directors shall be delivered in person, by facsimile, by express delivery service or by registered mail. The time limit for the delivery of notice of meetings and extraordinary meetings of the board of directors shall be at least fourteen (14) days and ten (10) days respectively before the meetings.";

     9 The fourth paragraph of Article 97 of the existing Articles of Association which provides: "A director shall not vote on any matter in which he has a material interest nor shall he be counted in the quorum present at the same board meeting" shall be amended as follows:

          "A director shall not vote on any board resolution in which he or any of his associates has a material interest nor shall he be counted in the quorum present at the same board meeting. The relevant transaction shall be dealt with by way of a board meeting and not by way of circulation of written board resolution. If an independent non-executive director (and whose associates) has no material interests in the transaction, he should be present at such board meeting. In this Article, "associate" has the same meaning as defined in the Listing Rules. If any stock exchange where the shares of the Company are listed sets out more stringent rules in relation to the matters in relation to which any director should abstain from voting, the directors should comply with the more stringent rules";

     10 Item (1) under the responsibilities of the Secretary to the Board of Directors as set out in Article 102 of the existing Articles of Association ("to ensure that the Company has complete organisation documents and records;") shall be amended as follows: "(1) To organise board meetings and general meetings of the Company, and to ensure that the Company has complete organisation documents and records;";

          A new item (2) shall be added to Article 102 of the existing Articles of Association as follows: "(2) Minutes of the meetings of the board of directors shall be circulated to all directors for their signature and records within 14 days after the board meeting is held and be made available for inspection;", and the other items as set out in Article 102 of the existing Articles of Association shall be renumbered accordingly;

     11 A new item (13) shall be inserted at the end of item (12) of Article 121 of the existing Articles of Association: "(13) strictly comply with the relevant laws and regulations and the relevant rules of the stock exchanges on which the shares of the Company are listed in respect of dealings with the securities of the Company.";

--------------------------------------------------------------------------------
                            LETTER FROM THE CHAIRMAN
--------------------------------------------------------------------------------

     12 The following sentence shall be inserted after the last sentence of the second paragraph of Article 148 of the existing Articles of Association ("If any Shareholder has not claimed his dividends 6 years after such dividends had been declared, such Shareholder is deemed to forfeit his right to claim such dividends"): "The Company shall not exercise its power to forfeit the unclaimed dividends until after the expiry of the applicable limitation period.";

(B) The Board of Directors be authorised, as proposed to be approved at the AGM, to make such modifications to the above amendments to the Articles of Association as required by the regulatory bodies.

     The Board of Directors be authorised, as proposed to be approved at the AGM by way of a special resolution to make such modifications to the above amendments to the Articles of Association as required by the SASAC and the Stock Exchange and other regulatory bodies.

     The above amendments to the Articles of Association shall take effect upon the approval of the SASAC. Details of the above amendments are set out in Resolution No.7 of the AGM Notice. A copy of the existing Articles of Association is available for inspection during the normal business hours at the registered office of the Company in the PRC and its Hong Kong representative office of the Company at Unit 3606, Tower Two, Lippo Centre, 89 Queensway, Hong Kong from the date of this circular up to and including the date of the AGM and at the AGM.

     Whenever the Company disseminates information in the PRC which is material to the interests of holders of H Shares and ADSs, it will, subject to and in accordance with all applicable laws, rules and regulations, also disseminate such information in Hong Kong and the United States. Upon the granting of approval of the above-proposed amendments to the Articles of Association by the SASAC, the Company will issue an announcement in Hong Kong and will disseminate such information in the United States.


GENERAL MANDATE TO ISSUE SHARES

     At the annual general meeting of the Company held on 18 May 2004, a general mandate was given to the Directors to issue shares. The general mandate will lapse at the conclusion of the AGM unless renewed. Accordingly, in order to ensure flexibility and to give discretion to the Directors in the event that it becomes desirable to issue any shares, a special resolution will be proposed at the AGM to renew the unconditional mandate to the Directors that during the Relevant Period, to separately or concurrently, issue, allot and deal with additional domestic shares and overseas listed foreign shares of the Company and to make or grant offers, agreements or options in respect thereof, with an aggregate nominal value of not exceeding 20% of the aggregate nominal amount of the existing domestic shares and overseas listed foreign shares of the Company in issue as at the date of the relevant resolution to be proposed and passed at the AGM ("General Issuance Mandate").

     The Company shall obtain the approval of the CSRC for any issue of new shares under the General Issuance Mandate.

--------------------------------------------------------------------------------
                            LETTER FROM THE CHAIRMAN
--------------------------------------------------------------------------------

ANNUAL GENERAL MEETING

     An AGM will be held on 26 May 2005 at 9:00 a.m. to approve the amendments to the Articles of Association and the general mandate to issue shares by way of special resolutions.

     The AGM Notice, which is to be held at Kempinski Hotel, No. 50 Liangmaqiao Road, Chaoyang District, Beijing, the PRC (Post Code 100016) on 26 May 2005 at 9:00 a.m., is set out in pages 10 to 17 of this circular.

     A form of proxy for use at the AGM is enclosed. Whether or not you are able to attend the AGM, please complete the form of proxy and return the same in accordance with the instructions printed thereon. To be valid, for holders of State-owned Shares, this form of proxy, together with the notarised power of attorney or other document of authorisation (if any), must be delivered to the Secretariat of the Board of Directors of the Company at Room 1521, World Tower, 16 Andelu, Dongcheng District, Beijing, PRC (Postal code: 100011) not less than 24 hours before the time appointed for the AGM. In order to be valid, for holders of H Shares, the above documents must be delivered to Hong Kong Registrars Limited, 46/F Hopewell Centre, 183 Queen's Road East, Hong Kong within the same period.

     Holders of Domestic Shares and H Shares whose names appear on the register of members of the Company before 4:00 p.m. on 25 April 2005 (Monday) are entitled to attend the AGM. The register of members of the Company will be closed from 26 April 2005 to 26 May 2005 (both days inclusive), during which period no share transfer will be registered.

     The Articles of Association provides that Shareholders who intend to attend the AGM shall lodge a written reply to the Company 20 days before the date of the AGM (the "Reply Date"). In case the written replies received by the Company from the Shareholders indicating their intention to attend the AGM represent less than one half of the total number of voting shares, the Company shall within five days from the Reply Date inform the Shareholders of the proposed matters for consideration at the AGM and the date and venue of the AGM by way of a formal announcement. The AGM may be convened after the publication of such announcement.

     You are urged to complete and return the form of proxy and reply slip whether or not you intend to attend the AGM. Completion and return of the form of proxy will not preclude you from attending and voting at the AGM (or any subsequent meetings following the adjournments thereof) should you wish to do so.


RECOMMENDATION OF THE DIRECTORS

     The Directors believe the proposed amendments to the Articles of Association and the General Issuance Mandate are in the best interests of the Company as well as its Shareholders. Accordingly, the Directors recommend that all Shareholders to vote in favour of the resolutions set out in the AGM Notice.

--------------------------------------------------------------------------------
                            LETTER FROM THE CHAIRMAN
--------------------------------------------------------------------------------

PROCEDURES FOR DEMANDING A POLL

     In accordance with the Articles of Association, the vote of a general meeting of the Company shall be taken on a show of hands unless a request for a voting by poll is made by the following person(s) before or after a voting by a show of hands:

     (1)  the chairman of the meeting;

     (2)  at least two Shareholders with voting rights or their proxies;

     (3) a Shareholder or Shareholders (including his or their proxies) who solely or jointly hold(s) 10% or more of the Shares with rights to vote at the meeting.

     Unless a request for a voting by poll has been made, the chairman of the meeting shall, based on the results of the voting by a show of hands, announce the results of voting on a resolution and enter the same in the minutes of the meeting.


DIRECTORS OF THE COMPANY

     As at the date of this circular, the Board comprises Mr. Chen Geng as the Chairman; Mr. Jiang Jiemin and Mr. Ren Chuanjun as Vice Chairmen; Mr. Su Shulin, Mr. Duan Wende and Mr. Wang Fucheng as executive directors; Mr. Zheng Hu, Mr. Zhou Jiping, Mr. Gong Huazhang and Mr. Zou Haifeng as non-executive directors; and Mr. Chee-Chen Tung, Mr. Liu Hongru and Mr. Franco Bernabe as independent non-executive directors.



                                                              Yours faithfully,
                                                                  CHEN GENG
                                                                  Chairman

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                        NOTICE OF ANNUAL GENERAL MEETING
--------------------------------------------------------------------------------


                           (PETROCHINA COMPANY LOGO)
                              (CHINESE CHARACTERS)
                           PETROCHINA COMPANY LIMITED

               (a joint stock limited company incorporated in the People's Republic of China with limited liability)

                                (STOCK CODE: 857)


               NOTICE OF ANNUAL GENERAL MEETING FOR THE YEAR 2004

NOTICE IS HEREBY GIVEN that an Annual General Meeting of PetroChina Company Limited (the "Company") for the year 2004 will be held at 9:00 a.m. on 26 May 2005 at Kempinski Hotel, No.50 Liangmaqiao Road, Chaoyang District, Beijing, the People's Republic of China (Post Code 100016) to consider, approve and authorise the following matters:

1 To consider and approve the Report of the Board of Directors of the Company for the year 2004;

2 To consider and approve the Report of the Supervisory Committee of the Company for the year 2004;

3 To consider and approve the Audited Financial Statements of the Company for the year 2004;

4 To consider and approve the declaration and payment of a final dividend for the year ended 31 December 2004 in the amount and in the manner recommended by the Board of Directors;

5 To consider and approve the authorisation of the Board of Directors to determine the distribution of interim dividend for the year 2005;

6 To consider and approve the continuation of appointment of PricewaterhouseCoopers, Certified Public Accountants, as the international auditors of the Company and PricewaterhouseCoopers Zhong Tian CPAs Company Limited, Certified Public Accountants, as the domestic auditors of the Company, for the year 2005 and to authorise the Board of Directors to fix their remuneration;

--------------------------------------------------------------------------------
                        NOTICE OF ANNUAL GENERAL MEETING
--------------------------------------------------------------------------------

7 To consider and, if thought fit, to pass the following as special resolution:

     "THAT:

     The following amendments to the existing Articles of Association be and are hereby approved:

     7.1 The following shall be added as the fourth paragraph of Article 35 of the existing Articles of Association:

          "The Company shall make available at its Hong Kong representative office for inspection by the public and the Shareholders free of charge, and for copying by Shareholders at reasonable charges, the following:-

          (1)  a complete duplicate of the register of members;

          (2) a report showing the state of the issued share capital of the Company;

          (3) the latest audited Financial Statements and the Directors', Auditors' and Supervisors' Reports;

          (4)  special resolutions of the Company;

          (5) reports showing the number and nominal value of securities repurchased by the Company since the end of the last financial year, the aggregate amount paid for such securities and the maximum and the minimum prices paid in respect of each class of securities repurchased (with a breakdown between domestic shares and foreign shares);

          (6) a copy of the latest annual examination report filed with the State Administration of Industry and Commerce; and

          (7) for shareholders only, copies of the minutes of shareholders' meetings.";

     7.2 The words "Securities and Futures (Clearing Houses) Ordinance (Chapter 420 of the Laws of Hong Kong)" in Article 38 and Article 60 of the existing Articles of Association shall be deleted and be replaced with the words "Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)";

     7.3 The words "Listing Rules of the Stock Exchange" in Article 38(1) of the existing Articles of Association shall be deleted and be replaced with the words "Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules")";

--------------------------------------------------------------------------------
                        NOTICE OF ANNUAL GENERAL MEETING
--------------------------------------------------------------------------------

     7.4  The following paragraph shall be inserted as the second paragraph of
          Article 66 of the existing Articles of Association:

          "Where any Shareholder, under the Listing Rules, is required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such Shareholder in contravention of such requirement or restriction shall not be counted."

     7.5  The first paragraph of Article 67 of the existing Articles of
          Association: "At any Shareholders' general meeting, a resolution shall be decided by a show of hands unless a poll is demanded by the following persons before or after any vote by a show of hands:" and the second paragraph of Article 67 of the existing Articles of
          Association: "Unless a poll is so demanded, the chairman may declare that a resolution has been passed on a show of hands." shall be amended as follows:

          The first paragraph:

          "At any Shareholders' general meeting, a resolution shall be decided on a show of hands unless voting by way of a poll is required under the Listing Rules or the listing rules of any other stock exchanges on which the shares of the Company are listed or demanded by the following persons before or after any vote by a show of hands:"

          The second paragraph:

          "Unless voting by way of a poll is required under the Listing Rules or the listing rules of any other stock exchanges on which the shares of the Company are listed or so demanded, the chairman may declare that a resolution has been passed on a show of hands.";

     7.6 The second paragraph of Article 89 of the existing Articles of Association which provides: "the written notice in relation to the intention to propose a person for election as a director and of such person's consent to be elected shall be sent to the Company at least 7 days before the date of the general meeting." shall be amended as follows:

          "The period for lodgement of notices in writing to the Company of the intention to propose a person for election as a director and of such person's consent to be elected shall be at least 7 days and which shall commence no earlier than the day after the despatch of the notice of the general meeting convened to consider such election and shall end no later than 7 days prior to the date of such general meetings.";

     7.7  Article 93 of the existing Articles of Association which provides:
          "Meetings of the board of directors shall be held at least twice every year and shall be convened by the Chairman of the board of directors." shall be amended as follows:

          "Meetings of the board of directors shall be held at least four times every year and shall be convened by the Chairman of the board of directors.";

--------------------------------------------------------------------------------
                        NOTICE OF ANNUAL GENERAL MEETING
--------------------------------------------------------------------------------

          Further, the phrase "all of the directors should be notified about the meeting ten (10) days beforehand" shall be deleted;

     7.8  Article 94 of the existing Articles of Association which provides:
          "Notice of meetings and extraordinary meetings of the board of directors shall be delivered in person, by facsimile, by express delivery service or by registered mail. The time limit for the delivery of such notice shall be at least ten (10) days before the meeting." shall be amended as follows:

          "Notice of meetings and extraordinary meetings of the board of directors shall be delivered in person, by facsimile, by express delivery service or by registered mail. The time limit for the delivery of notice of meetings and extraordinary meetings of the board of directors shall be at least fourteen (14) days and ten (10) days respectively before the meeting.";

     7.9 The fourth paragraph of Article 97 of the existing Articles of Association which provides: "A director shall not vote on any matter in which he has a material interest nor shall he be counted in the quorum present at the same board meeting" shall be amended as follows:

          "A director shall not vote on any board resolution in which he or any of his associates has a material interest nor shall he be counted in the quorum present at the same board meeting. The relevant transaction shall be dealt with by way of a board meeting and not by way of circulation of written board resolution. If an independent non-executive director (and whose associates) has no material interests in the transaction, he should be present at such board meeting. In this Article, "associate" has the same meaning as defined in the Listing Rules. If any stock exchange where the shares of the Company are listed sets out more stringent rules in relation to the matters in relation to which any director should abstain from voting, the directors should comply with the more stringent rules";

     7.10 Item (1) under the responsibilities of the Secretary to the Board of Directors as set out in Article 102 of the existing Articles of Association ("to ensure that the Company has complete organisation documents and records") shall be amended as follows: "(1) To organise board meetings and general meetings of the Company, and to ensure that the Company has complete organisation documents and records;";

          A new item (2) shall be added to Article 102 of the existing Articles of Association as follows: "(2) Minutes of the meetings of the board of directors shall be circulated to all directors for their signature and records within 14 days after the board meeting is held and be made available for inspection;", and the other items as set out in Article 102 of the existing Articles of Association shall be renumbered accordingly;

     7.11 A new item (13) shall be inserted at the end of item (12) of Article 121 of the existing Articles of Association: "(13) strictly comply with the relevant laws and regulations and the relevant rules of the stock exchanges on which the shares of the Company are listed in respect of dealings with the securities of the Company.";

--------------------------------------------------------------------------------
                        NOTICE OF ANNUAL GENERAL MEETING
--------------------------------------------------------------------------------

     7.12 The following sentence shall be inserted after the last sentence of the second paragraph of Article 148 of the existing Articles of Association ("If any Shareholder has not claimed his dividends 6 years after such dividends had been declared, such Shareholder is deemed to forfeit his right to claim such dividends"): "The Company shall not exercise its power to forfeit the unclaimed dividends until after the expiry of the applicable limitation period.";

     The Board of Directors be authorised, as proposed to be approved at the AGM, to make such modifications to the above amendments to the Articles of Association as required by the regulatory bodies.

     The above amendments to the Articles of Association shall take effect upon the approval of the SASAC."

8 To consider and, if thought fit, to pass the following as special resolution:

     "THAT:

     (a) The Board of Directors be and is hereby authorised to make such amendments to the Articles of Association of the Company as it thinks fit so as to increase the registered share capital of the Company and reflect the new capital structure of the Company upon the allotment and issuance of shares of the Company as contemplated in subparagraph
          (b) of this Resolution;

     (b) The Board of Directors be and is hereby granted, during the Relevant Period, an unconditional general mandate to separately or concurrently issue, allot and deal with additional domestic shares and overseas listed foreign shares of the Company, and to make or grant offers, agreements or options in respect thereof, subject to the following conditions:

          (i) such mandate shall not extend beyond the Relevant Period save that the Board of Directors may during the Relevant Period make or grant offers, agreements or options which might require the exercise of such powers after the end of the Relevant Period;

          (ii) the aggregate nominal amount of the domestic shares and overseas listed foreign shares issued and allotted or agreed conditionally or unconditionally to be issued and allotted (whether pursuant to an option or otherwise) by the Board of Directors otherwise than pursuant to (x) a Rights Issue, or (y) any option scheme or similar arrangement adopted by the Company from time to time for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company, shall not exceed 20% of each of the aggregate nominal amount of the domestic shares and overseas listed foreign shares of the Company in issue as at the date of this Resolution; and

--------------------------------------------------------------------------------
                        NOTICE OF ANNUAL GENERAL MEETING
--------------------------------------------------------------------------------

          (iii) the Board of Directors will only exercise its power under such mandate in accordance with the Company Law of the PRC and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as amended from time to time) and only if all necessary approvals from the China Securities Regulatory Commission and/or other relevant PRC government authorities are obtained;

     (c)  For the purposes of this Resolution:

          "Relevant Period" means the period from the passing of this Resolution until the earliest of:

          - the conclusion of the next annual general meeting of the Company following the passing of this Resolution; or

          - the expiration of the 12-month period following the passing of this Resolution; or

          - the date on which the authority set out in this Resolution is revoked or varied by a special resolution of the shareholders of the Company in a general meeting; and

          "Rights Issue" means the allotment or issue of shares in the Company or other securities which would or might require shares to be allotted and issued pursuant to an offer made to all the shareholders of the Company (excluding for such purpose any shareholder who is resident in a place where such offer is not permitted under the law of that place) and, where appropriate, the holder of other equity securities of the Company entitled to such offer, pro rata (apart from fractional entitlements) to their existing holdings of shares or such other equity securities; and

     (d) Contingent on the Board of Directors resolving to issue shares pursuant to subparagraph (b) of this Resolution, the Board of Directors be and is hereby authorised to approve, execute and do or procure to be executed and done, all such documents, deeds and things as it may consider necessary in connection with the issue of such new shares (including, without limitation, determining the size of the issue, the issue price, the use of proceeds from the issue, the target of the issue and the place and time of the issue, making all necessary applications to the relevant authorities, entering into an underwriting agreement (or any other agreements), and making all necessary filings and registrations with the relevant PRC, Hong Kong and other authorities, including but not limited to registering the increased registered capital of the Company with the relevant authorities in the PRC in accordance with the actual increase of capital as a result of the issuance of shares pursuant to subparagraph
          (b) of this Resolution)";

9    To consider and approve other matters, if any.



                                                           By Order of the Board
                                                                LI HUAIQI
                                                          Secretary to the Board


                                                                   4 April 2005

--------------------------------------------------------------------------------
                        NOTICE OF ANNUAL GENERAL MEETING
--------------------------------------------------------------------------------

NOTES:

1. Important: You should first review the annual report of the Company for the year 2004 before appointing a proxy. The annual report for the year 2004 will include the Report of the Directors for the year 2004, the Report of the Supervisory Committee for the year 2004 and the Audited Financial Statements for the year 2004 for review by the shareholders. The annual report for the year 2004 is expected to be despatched to shareholders on or before 30 April 2005 to the addresses as shown in the register of members of the Company.

2. The register of members of the Company will be closed from Tuesday, 26 April 2005 to Thursday, 26 May 2005 (both days inclusive), during which time no share transfers will be effected. Holders of the Company's H shares and State-owned shares whose names appear on the register of members of the Company at 4:00 p.m. on Monday, 25 April 2005 are entitled to attend and vote at the annual general meeting.

     The address of the share registrar of the Company's H shares is:

     Hong Kong Registrars Limited
     Rooms 1712-1716,
     17/F Hopewell Centre,
     183 Queen's Road East,
     Hong Kong

3. Each shareholder entitled to attend and vote at the annual general meeting may appoint one or more proxies to attend and vote on his behalf at this annual general meeting. A proxy need not be a shareholder. Each shareholder who wishes to appoint one or more proxies should first review the annual report for the year 2004, which is expected to be despatched to the Shareholders on or before 30 April 2005.

4. A proxy of a Shareholder who has appointed more than one proxy may only vote on a poll.

5. The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorised in writing, or if the appointer is a legal person, either under seal or under the hand of a director or a duly authorised attorney. If that instrument is signed by an attorney of the appointer, the power of attorney authorising that attorney to sign or other document of authorisation must be notarised. To be valid, for holders of State-owned shares, the notarised power of attorney or other document of authorisation, and the form of proxy must be delivered to the Secretariat of the Board of Directors of the Company not less than 24 hours before the time appointed for the holding of the annual general meeting. In order to be valid, for holders of H shares, the above documents must be delivered to Hong Kong Registrars Limited (Address: 46/F, Hopewell Centre, 183 Queen's Road East, Hong Kong) within the same period.

6. Shareholders who intend to attend this annual general meeting in person or by proxy should return the reply slip accompanying each notice of annual general meeting to the Secretariat of the Board of Directors on or before Friday, 6 May 2005 by hand, by post or by fax.

--------------------------------------------------------------------------------
                        NOTICE OF ANNUAL GENERAL MEETING
--------------------------------------------------------------------------------

7. This annual general meeting is expected to last for half a day. Shareholders (in person or by proxy) attending this annual general meeting are responsible for their own transportation and accommodation expenses.

8.   The address of the Secretariat of the Board of Directors is as follows:

     Room 1521, World Tower
     16 Andelu, Dongcheng District,
     Beijing, PRC
     Postal code: 100011
     Contact person: Li Huaiqi
     Tel: (8610) 8488 6270
     Fax: (8610) 8488 6260

9. As at the date of this notice, the Board comprises Mr. Chen Geng as the Chairman; Mr. Jiang Jiemin and Mr. Ren Chuanjun as Vice Chairmen; Mr. Su Shulin, Mr. Duan Wende and Mr. Wang Fucheng as executive directors; Mr. Zheng Hu, Mr. Zhou Jiping, Mr. Gong Huazhang and Mr. Zou Haifeng as non-executive directors; and Mr. Chee-Chen Tung, Mr. Liu Hongru and Mr. Franco Bernabe as independent non-executive directors.

                           (PETROCHINA COMPANY LOGO)
                              (CHINESE CHARACTERS)

                           PETROCHINA COMPANY LIMITED

  (a joint stock limited company incorporated in the People's Republic of China with limited liability)
                                (STOCK CODE: 857)

                  FORM OF PROXY FOR THE ANNUAL GENERAL MEETING
                     TO BE HELD ON THURSDAY, 26 MAY 2005(1)

                                                --------------------------------------------------------
                                                Number of shares to which
                                                this Proxy relates(2)
                                                --------------------------------------------------------
                                                Type of shares (State-owned
                                                shares or H shares) to which
                                                this Proxy relates(2)
                                                --------------------------------------------------------


I/We(3) ________________________________________________________________________
of _____________________________________________________________________________
(address as shown in the register of members) being shareholder(s) of PETROCHINA COMPANY LIMITED (the "Company") hereby appoint the Chairman of the Meeting or(4) _____________________________________________________________________________ of
________________________________________________________________________________
as my/our proxy to attend, act and vote for me/us and on my/our behalf at the Annual General Meeting of the Company to be held at Kempinski Hotel, No. 50 Liangmaqiao Road, Chaoyang District, Beijing, the People's Republic of China (Post Code 100016) on Thursday, 26 May 2005 at 9:00 a.m. and at any adjournment thereof as hereunder indicated in respect of the resolutions set out in the Notice of Annual General Meeting, and, if no such indication is given, as my/our proxy thinks fit.

----------------------------------------------------------------------------------------------------------------------
                                       RESOLUTIONS                              FOR(5)      AGAINST(5)      ABSTAIN(5)
----------------------------------------------------------------------------------------------------------------------
1.  To consider and approve the Report of the Board of Directors of the Company for the year 2004.
----------------------------------------------------------------------------------------------------------------------
2.  To consider and approve the Report of the Supervisory
    Committee of the Company for the year 2004.
----------------------------------------------------------------------------------------------------------------------
3.  To consider and approve the Audited Financial Statements of the Company for the year 2004.
----------------------------------------------------------------------------------------------------------------------
4.  To consider and approve the declaration and payment of a final dividend for the year ended 31 December 2004 in the amount and in the manner recommended by the Board of Directors.
----------------------------------------------------------------------------------------------------------------------
5.  To consider and approve the authorisation of the Board of
    Directors to determine the distribution of interim dividend for the year 2005.
----------------------------------------------------------------------------------------------------------------------
6.  To consider and approve the continuation of appointment of
    PricewaterhouseCoopers, Certified Public Accountants, as the
    international auditors of the Company and
    PricewaterhouseCoopers Zhong Tian CPAs Company Limited,
    Certified Public Accountants, as the domestic auditors of the
    Company, for the year 2005 and to authorise the Board of
    Directors to fix their remuneration.
----------------------------------------------------------------------------------------------------------------------
7.  To consider and approve the amendments to the Articles of
    Association of the Company.
----------------------------------------------------------------------------------------------------------------------
8.  To grant a general mandate to the Board of Directors to separately or concurrently issue, allot and deal with additional domestic shares and overseas listed foreign shares in the Company not exceeding 20% of each of the aggregate nominal amount of the domestic shares and overseas listed foreign shares of the Company in issue.
----------------------------------------------------------------------------------------------------------------------
9.  To consider and approve other matters, if any
----------------------------------------------------------------------------------------------------------------------

Date                    2005                Signature(s)(6)
     ------------------                                     --------------------

Notes:

1. IMPORTANT: YOU SHOULD FIRST REVIEW THE ANNUAL REPORT OF THE COMPANY FOR THE YEAR 2004, WHICH IS EXPECTED TO BE DESPATCHED TO SHAREHOLDERS ON OR BEFORE 30 APRIL 2005, BEFORE APPOINTING THE PROXY. THE ANNUAL REPORT FOR THE YEAR 2004 WILL INCLUDE THE REPORT OF THE DIRECTORS FOR THE YEAR 2004, THE REPORT OF THE SUPERVISORY COMMITTEE FOR THE YEAR 2004 AND THE AUDITED FINANCIAL STATEMENTS OF THE COMPANY FOR THE YEAR 2004 FOR REVIEW BY THE SHAREHOLDERS.

2. Please insert the number of shares registered in your name(s) to which this form of proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s). Please also insert the type of shares (State-owned shares or H shares) to which this form of proxy relates.

3. Please insert the full name(s) (in Chinese or in English) and address(es) (as shown in the register of members) in block letters.

4. If any proxy other than the Chairman of the Meeting is preferred, delete the words "the Chairman of the Meeting or" and insert the name and address of the proxy desired in the space provided. A shareholder may appoint one or more proxies to attend and vote in his stead. A proxy need not be a shareholder of the Company. A proxy of a shareholder who has appointed more than one proxy may only vote on a poll. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE DULY INITIALLED BY THE PERSON WHO SIGNS IT.

5. IMPORTANT: IF YOU WISH TO VOTE FOR ANY RESOLUTION, PLEASE TICK IN THE BOX MARKED "FOR". IF YOU WISH TO VOTE AGAINST ANY RESOLUTION, PLEASE TICK IN THE BOX MARKED "AGAINST". If you wish to abstain from voting on Any resolution, tick in the box marked: "ABSTAIN". Any abstain vote or waiver to vote shall be disregarded as voting rights for the purpose of calculating the result of that resolution. If you do not indicate how you wish your proxy to vote, your proxy will be entitled to exercise his discretion. Unless you have indicated otherwise in this form of proxy, your proxy will also be entitled to vote at his discretion on any resolution properly put to the Meeting other than those referred to in the Notice convening the Meeting.

6. This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a legal person, must either be executed under seal or under the hand of a director or an attorney duly authorised to sign the same. If this form of proxy is signed by an attorney of the appointor, the power of attorney authorising that attorney to sign, or other document of authorisation, must be notarised.

7. Where there are joint holders of any shares, any one of such persons may vote at the Meeting, either personally or by proxy, in respect of such shares as if he were solely entitled thereto. However, if more than one of such joint holders is present at the Meeting, either personally or by proxy, then one of the said persons so present whose name stands first in the register of members in respect of such shares shall alone be entitled to vote in respect thereof.

8. To be valid, for holders of State-owned shares, this form of proxy, together with the notarised power of attorney or other document of authorisation (if any), must be delivered to the Secretariat of the Board of Directors of the Company at Room 1521, World Tower, 16 Andelu, Dongcheng District, Beijing, PRC (Postal code 100011) not less than 24 hours before the time appointed for the Meeting. In order to be valid, for holders of H shares, the above documents must be delivered to Hong Kong Registrars Limited, 46/F, Hopewell Centre, 183 Queen's Road East, Hong Kong within the same period.

                           (PETROCHINA COMPANY LOGO)
                              (CHINESE CHARACTERS)

                           PETROCHINA COMPANY LIMITED

  (a joint stock limited company incorporated in the People's Republic of China with limited liability)
                                (STOCK CODE: 857)


                                   REPLY SLIP


To: PetroChina Company Limited (the "Company")

I/We(1) ____________________________ (English name): ___________________________
of _____________________________________________________________________________
(address as shown in the register of members) (telephone number(s)(2):
______________________________________________) being the registered holder(s)
of(3) ________________________________________________ State-owned/H(4) share(s)
of RMB1.00 each in the capital of the Company, hereby inform the Company that I/we intend to attend (in person or by proxy) the Annual General Meeting of the Company to be held at Kempinski Hotel, No.50 Liangmaqiao Road, Chaoyang District, Beijing, the People's Republic of China (Post Code 100016) on 26 May 2005 at 9:00 a.m.



Date:  _________________________ 2005



Signature(s): _________________________


Notes:

(1) Please insert full name(s) (in Chinese or in English) and address(es) (as shown in the register of members) in block letters.


(2) Please insert telephone number(s) at which you can be contacted for confirmation purpose.


(3)  Please insert the number of shares registered under your name(s).


(4)  Please delete as appropriate.


(5) The completed and signed reply slip should be delivered to the Secretariat of the Board of Directors of the Company at Room 1521, World Tower, 16 Andelu, Dongcheng District, Beijing, PRC (Postal code 100011) on or before Friday, 6 May 2005 personally, by mail or by fax (fax number: (8610) 8488
     6260).

                                    SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                PetroChina Company Limited



Dated: April 4, 2005                            By: /s/ Li Huaiqi
                                                    ----------------------------
                                                Name:  Li Huaiqi
                                                Title: Company Secretary